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                              February 10, 2021

       Zheng Wei, Ph.D.
       Chief Executive Officer
       Connect Biopharma Holdings Limited
       Science and Technology Park
       East R&D Building, 3rd Floor
       6 Beijing West Road, Taicang
       Jiangsu Province, China 215400

                                                        Re: Connect Biopharma
Holdings Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
26, 2021
                                                            CIK No. 0001835268

       Dear Dr. Wei:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Pipeline, page 1

   1. We note your revisions in response to prior comment 1. Please revise all performance claims so that the
basis for each statement is clear and you avoid any suggestion that your candidate has
demonstrated efficacy. For example, you state that the administration of
                                                        CBP-201 in your Phase
1b trial led to "rapid improvements in signs and symptoms of AD disease activity."
Please provide the objective data from your Phase 1b trial that supports this statement. You
also state that pharmacokinetic data from your Phase 1a trial suggest
 Zheng Wei, Ph.D.
Connect Biopharma Holdings Limited
February 10, 2021
Page 2
      that the CBP-201 dose could be administered every four weeks. Please provide the objective data from your Phase 1a trial that supports this statement. Also, please revise to provide the objective data that supports your belief that CBP-201 has the potential to have a faster onset of action and a greater clinical response than the current standard of care. If the detail that is required to support these statements is too lengthy for the prospectus summary, please remove the statements from the prospectus summary.
Business
Role of S1P1 in inflammation, page 129

2. We note your revisions in response to prior comment 4. Please remove the reference to
      "favorable" results in prior clinical trials of second generation S1P1 modulators since that may imply efficacy.
       You may contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3659 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameZheng Wei, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameConnect Biopharma Holdings Limited
                                                             Office of Life
Sciences
February 10, 2021 Page 2
cc:       Patrick A. Pohlen, Esq.
FirstName LastName